LANXESS
Energizing Chemistry

LANXESS AG / 51369 Leverkusen, Deutschland

SUPPL

Officer of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington DC 20549
USA


06019461

13 December 2006

LANXESS AG
Dr. Stephanie Coßmann
Law & Intellectual Property
Building K 10 / Room 3090
51369 Leverkusen

Phone +49 214-30-43807
Fax +49 214-30-24806
www.lanxess.com

Re: Furnishing of Information under Rule 12g3-2(b) under the Securities Exchange Act of 1934- File Number 82-34846

Ladies and Gentlemen,

On behalf of LANXESS AG, we are furnishing the enclosed information pursuant to paragraph (b) of Rule 12g3-2 under the Securities Exchange Act of 1934.

LANXESS AG has the file number **82-34846** for its Rule 12g3-2 (b) submissions.

Sincerely
LANXESS AG



Dr. Stephanie Coßmann



Enclosure:

Ad hoc Announcement Changes to the board of Management





LANXESS
Energizing Chemistry

Ad-hoc publication

LANXESS AG
Investor Relations
Phone +49 214 30-23851
Fax +49 214 30-40944

LANXESS rearranges Board of Management

- **Dr. Axel C. Heitmann confirmed as Chairman of the Board for another five years**
- **Matthias Zachert with renewed contract as CFO for another five years**
- **Dr. Rainier von Roessel appointed as new member of the Board of Management**

Leverkusen – In today's regular meeting, the Supervisory Board of LANXESS AG has made the following decisions concerning the responsibilities in the Board of Management:

Taking effect July 1, 2007, Dr. Axel C. Heitmann (47), Chairman of the Board, whose contract expires in spring 2008, is confirmed for five more years in office. At the same time the contract of Matthias Zachert (39), Chief Financial Officer, is renewed for another five years also with effect as of July 1, 2007.

Dr. Rainier van Roessel (49), being of Dutch nationality, is appointed as new Member of the Board. Starting January 2007, he takes over the Board responsibility for three business units from the Group segment Performance Chemicals. Moreover, he is given responsibility for all country organisations of LANXESS AG and the Group Functions for IT, logistics, supply chain and procurement and other important Group initiatives.

The Members of the Board Dr. Martin Wienkenhöver (50) and Dr. Ulrich Koemm (56) will continue their responsibilities within the framework of their mandates expiring in spring 2008.

Leverkusen, December 12, 2006





LANXESS
Energizing Chemistry

LANXESS AG
Investor Relations
Phone +49 214 30-23851
Fax +49 214 30-40944

LANXESS AG
51369 Leverkusen
Germany

ISIN: DE0005470405
WKN: 547 040
Listing: Frankfurt (Prime Standard)

Contacts LANXESS AG/ Investor Relations

Michael Pontzen: +49 214-30 43804
Tanja Satzer: +49 214-30 43801
Oliver Stratmann: +49 214-30 49611
Dr. Gerd Zelesny: +49 214-30 71416

Legal notice

This announcement is issued for information purposes only and constitutes neither an offer to sell nor an invitation to purchase securities.

Dissemination of this announcement and/or the offering for sale or the sale of LANXESS shares may be legally restricted in certain jurisdictions. Persons receiving or reading this announcement should inquire as to the existence of such restrictions and should observe them.

It is not intended to publish a sales prospectus or other information material relating to the offering in the Federal Republic of Germany. In particular, no sales prospectus within the meaning of the Securities Sales Prospectus Act will be published in the Federal Republic of Germany. Any offers, sales or the publication of offer documents in the Federal Republic of Germany may therefore violate the Securities Sales Prospectus Act.

This announcement is not an offer for the sale of securities in the United States of America. Neither the offer for sale nor the sale of LANXESS shares has been or is being registered under the U.S. Securities Act of 1933, as amended. Therefore, the shares may not be offered for sale or sold except with prior registration or with an exemption from registration under the said Act. A public placement of the shares in the United States would only be permissible upon the issuance of a prospectus containing detailed information on LANXESS and its management together with financial statements of LANXESS and consolidated financial statements of the LANXESS Group.

This announcement is directed only to persons who 1) are currently outside the United Kingdom or 2) have professional investment experience (within the meaning of Article 19(5) of the Financial Services and Market Act 2000 (Financial Promotion) Order 2001 (the "Order") and 3) are covered by Article 49(2)(a) to (d) of the Order (high net worth corporations, unincorporated associations etc.). All such persons are for this purpose designated "relevant persons". Persons other than relevant persons may neither take this announcement as an inducement to purchase securities nor place reliance upon it. The shares referred to in this announcement are available only to relevant persons. Invitations, agreements and offers to purchase such shares are directed only to relevant persons. If you are currently in the United Kingdom and do not fall into one of the above categories, the investment options to which this announcement refers are not available to you and you should neither take this announcement as an inducement to purchase securities nor place reliance upon it.